SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FIRST EQUITY PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320097-20-7

(CUSIP Number)

Steven C. Metzger

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 320097-20-7

1)       Names of Reporting Persons

TPS Income, Inc.

................................................................................................................................................

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ..............................................................................................................................

(b)  ..............................................................................................................................

3) SEC Use Only .....................................................................................................................

WC

4) Source of Funds (See Instructions) .........................................................................................

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..................

............................................................................................................................................................

Delaware

6) Citizenship or Place of Organization ......................................................................................

-0-

7) Sole Voting Power ...................................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                                      -0-

Beneficially        8) Shared Voting Power ...............................................................................................

Owned by          ___________________________________________________________________________

Each Reporting                                                                                            -0-

Person With      9) Sole Dispositive Power .............................................................................................

___________________________________________________________________________

-0-

10) Shared Dispositive Power .......................................................................................

-0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person .........................................

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..........

............................................................................................................................................................

0%

13) Percent of Class Represented by Amount in Row (11) ...........................................................

CO

14) Type of Reporting Person (See Instructions) .........................................................................

...............................................................................................................................................

...............................................................................................................................................

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Item 1. Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of First Equity Properties, Inc., a Nevada corporation (the “Issuer” or “FEPI”), which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 320097-20-7.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) and (f). This Amendment is filed on behalf of TPS Income, Inc., a Delaware corporation (“TPS” or the “Reporting Person”), which has its principal executive offices located at 2313 Penrose Avenue, Mesquite, Texas 75150. All of the issued and outstanding Common Stock of TPS is owned by RNC Portfolio, Inc., a Texas corporation which is 100% owned by R. Neil Crouch II, an individual. The directors and officers of each of TPS and RNC Portfolio, Inc. are R. Neil Crouch II, Director, President, Secretary and Treasurer, and Craig E. Landess, Vice President, each of which individual is a citizen of the United States of America.

(d)       In the last five years, neither TPS nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither TPS nor any of its executive officers or directors was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

The Statement is hereby amended as follows:

(a)       According to the latest information available from the Issuer, as of December 31, 2020, the total number of issued and outstanding Shares was 1,057,628 Shares. After giving effect to the transaction described in Item 5(c) below, TPS, as the Reporting Person, does not own or hold, directly or beneficially, any Shares of the class of outstanding Common Stock.

(b)       Not applicable.

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(c)       During the sixty calendar days ended March 25, 2021, the Reporting Person and its executive officers did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except that, pursuant to a Stock Purchase Agreement, effective March 25, 2021, NSII and TPS each sold all shares of Common Stock of FEPI owned by either to A Way Financial, Inc., a Delaware corporation, for the aggregate sum of $200,000 ($100,000 to NSII and $100,000 to TPS), thereby disposing of all shares of Common Stock of FEPI owned by either NSII or TPS.

(d)       No person other than TPS or its Board of Directors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of FEPI Common Stock held by TPS.

(e)       After giving effect to the transaction described in subpart (c) above on March 25, 2021, NSII (as well as TPS) ceased to be the holder of more than 5% of the outstanding Common Stock of FEPI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the sale of Shares of the Issuer to A Way Financial, Inc. described in Item 5(c) above, TPS does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2021

                                                          TPS INCOME, INC.

By:	/s/ R. Neil Crouch II
R. Neil Crouch II
President, Secretary and Treasurer